SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM N-8A

                  NOTIFICATION OF REGISTRATION FILED PURSUANT
             TO SECTION 8(A) OF THE INVESTMENT COMPANY ACT OF 1940

         The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:             Highland Corporate Opportunities Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

                  13455 Noel Road
                  Suite 1300
                  Dallas, Texas 75240

Telephone Number (including area code):

                  (972) 628-4100

Name and address of agent for service of process:

                  The Corporation Trust Company
                  1209 Orange Street
                  Wilmington, Delaware 19801

With copies of Notices and Communications to:

                  Richard Prins, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                  Four Times Square
                  New York, New York 10036

Check Appropriate Box:

                  Registrant is filing a Registration Statement pursuant to
Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

                           YES      [ ]               NO      [X]

Additional Information

Item 1.           Highland Corporate Opportunities Fund

Item 2.           Organized in Delaware on March 21, 2005

Item 3.           Statutory trust

Item 4 and 5.     The registrant is a closed-end non-diversified management
                  investment company.

Item 6.           Name and address of investment adviser:
                  Highland Capital Management, L.P.
                  13455 Noel Road
                  Suite 1300
                  Dallas, Texas 75240

Item 7.           R. Joseph Dougherty         Trustee and Senior Vice President
                  James F. Leary,             Trustee
                  Timothy K. Hui              Trustee
                  Scott F. Kavanaugh          Trustee
                  Bryan A. Ward               Trustee
                  James D. Dondero            President
                  Mark Okada                  Executive Vice President
                  M. Jason Blackburn          Secretary and Treasurer
                  Michael S. Minces           Chief Compliance Officer

                  The address for both the Trustees and the Officers will be the regis trant's principal business address.

Item 8.           Not Applicable

Item 9.           (a)  The registrant will not be offering securities to the public.
                  (b)  Not Applicable
                  (c) The registrant has no present proposal to make a public offering of its securities.
                  (d) The registrant does not have any securities currently issued and outstanding.
                  (e)  Not Applicable

Item 10.          Total assets:  $401,000

Item 11. Registrant does not intend to apply for a licence as a small business investment company.

Item 12.          There has not yet been a report to securityholders.

                                   SIGNATURE

         Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of New York and the state of New York on the 16th day of May, 2005.


                                      HIGHLAND CORPORATE OPPORTUNITIES FUND
                                      (REGISTRANT)


                                      By: /s/ M. Jason Blackburn
                                          -------------------------------------
                                          M. Jason Blackburn
                                          Secretary and Treasurer


Attest: /s/ Michael S. Minces
        -----------------------------
        Michael S. Minces
        Chief Compliance Officer